_____________________________________________________________


               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549
                          ____________

                       Amendment No. 17 to

                         SCHEDULE 14D-9

        Solicitation/Recommendation Statement Pursuant to
     Section 14(d)(4) of the Securities Exchange Act of 1934
                          ____________

                KANSAS CITY POWER & LIGHT COMPANY
                    (Name of Subject Company)

                KANSAS CITY POWER & LIGHT COMPANY
                (Name of Person Filing Statement)

                   Common Stock, no par value
                 (Title of Class of Securities)
                          ____________

                            485134100
              (CUSIP Number of Class of Securities)
                          ____________

                     Jeanie Sell Latz, Esq.
            Senior Vice President-Corporate Services
                Kansas City Power & Light Company
                           1201 Walnut
                Kansas City, Missouri 64106-2124
                         (816) 556-2200
    (Name, address and telephone number of person authorized
         to receive notice and communications on behalf
                 of the person filing statement)
                          ____________

                            Copy to:

                    Nancy A. Lieberman, Esq.
              Skadden, Arps, Slate, Meagher & Flom
                        919 Third Avenue
                    New York, New York  10022
                         (212) 735-3000

  _____________________________________________________________

     This statement amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Kansas City Power & Light Company, a Missouri corporation ("KCPL"), filed with the Securities and Exchange Commission (the "Commission") on July 9, 1996, as amended, (the "Schedule 14D-9"), with respect to the exchange offer made by Western Resources, Inc., a Kansas corporation ("Western Resources"), to exchange Western Resources common stock, par value $5.00 per share, for all of the outstanding shares of KCPL common stock, no par value ("KCPL Common Stock"), on the terms and conditions set forth in the prospectus of Western Resources dated July 3, 1996 and the related Letter of Transmittal.

     Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

Item 9.   Material to be Filed as Exhibits.

     The following Exhibits are filed herewith:

     Exhibit 70     Other solicitation materials.

     Exhibit 71     Press release issued by KCPL on July 31, 1996.

                            SIGNATURE

     After reasonable inquiry and to the best of her knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                    KANSAS CITY POWER & LIGHT COMPANY


                    By:  /s/Jeanie Sell Latz
                            Jeanie Sell Latz
                            Senior Vice President-Corporate
Services

Dated:  July 31, 1996

                          EXHIBIT INDEX


Exhibit No.                     Description                      Page
__________     _____________________________________________     ____

Exhibit 70     Other solicitation materials

Exhibit 71     Press release issued by KCPL on July 31, 1996

                                                        Exhibit 70

                         Merger FAQ
                What the Analysts Are Saying

The following are quotes from analysts' reports of certain statements of belief that KCPL shares. "KLT" is our stock ticker symbol, and when used below refers to KCPL.

ROBERT W. BAIRD & CO., JULY 19, 1996
  [T]he long and bumpy road this [KCPL/Western] merger would face raises significant uncertainties concerning the true value of WR's bid. If shareholders do not approve a UCU/KLT merger, we do not believe the KLT board will support a combination with WR, keeping the tone of the courting relationship very unfriendly. Since friendly utility combinations are moving at a snail's pace, we expect an unfriendly merger to move at a glacial speed.


J.P. MORGAN SECURITIES, JULY 23, 1996
  [T]he assumptions needed to make the WR offer and all its
component parts a realization seem to be a bit aggressive
and are somewhat questionable. Moreover, the long-term,
strategic benefits and growth opportunities created by a
UCU/KLT merger appear greater. . . .


PAINEWEBBER, JULY 16, 1996
  We believe that the proposed UtiliCorp and Kansas City (Power & Light) merger presents an attractive opportunity for both companies to significantly enhance their growth prospects. UtiliCorp has been a market leader in international projects while developing a successful energy marketing affiliate. Coupled with KCPL's financial strength, urban service territory and generation experience, the new company should be well positioned for the changes embracing the electric markets. . . .  We believe the proposed merger
strategically positions both companies to participate in the developing competitive energy environment.

                        Merger FAQ
                  Vote Your Proxy -- Today

In meetings with officers and in calls to the Merger Hotline, employees asked a variety of questions about voting their proxies. Following are answers to some of the most frequently asked questions. Additional questions should be directed to supervisors or the Employee Merger Hotline -- 800-718-8878.

Q: Does the company really need the employee vote to approve the merger?
A: Every vote is important to the success of the merger. As you know, the merger requires a majority of the shares voted in order to pass. Thus, the vote exemplifies the democratic principle: the majority rules. Employee shareholder votes are just as important as votes from any other group.

Q:  Are votes a matter of public record?
A: The only part of the vote that will be made public is the percentage of shares voted yes or no.

Q:  If I voted my proxy in May, do I need to vote again?
A: Yes. The votes solicited prior to May 22 are not applicable to the new meeting. To have your vote count, you need to vote again.

Q: I've received numerous white proxy cards from KCPL. Do I need to send back each one?
A: The only reason to send in more than one white proxy card is if you want to change the way you voted. Only the last card received will be counted.

Q: What should I do with the gold proxy cards Western keeps sending?
A: You are not required to do anything with the gold proxy cards. You may discard them if you like.

Q:  Will the results of the vote be announced on August 7?
A: The results will be made public when the process of counting and verifying the votes is complete. We expect that process to take several weeks after the vote.

                                                        Exhibit 71

[Press release issued by KCPL on July 31, 1996]

[KCPL logo]

FOR IMMEDIATE RELEASE

Media Contacts:                              Investor Contact:
     Pam Levetzow                                 David Myers
     816 / 556-2926                               816 / 556-2312
     Phyllis Desbien
     816 / 556-2903

                         Joel Frank/Dan Katcher
                         Abernathy MacGregor Group
                         212 / 371-5999


               KCPL RESPONDS TO ISS RECOMMENDATION

KANSAS CITY, MISSOURI (July 31, 1996) -- Kansas City Power &
Light Company's (NYSE:  KLT) Chairman of the Board, President and
Chief Executive Officer, Drue Jennings, today in response to
Institutional Shareholder Services' (ISS) report made the following statement:

"We believe ISS has not properly considered either the future value of Western Resources' stock or the substantial difficulties facing Western in consummating its hostile offer.

"The resolve of the KCPL Board is firm -- a combination with Western does not make sense. A failure to approve the KCPL/UtiliCorp merger would deprive KCPL shareholders of the potential for additional growth in revenue, income, share value, and an 18% increase in annual dividends. There is no assurance that Western Resources' hostile exchange offer -- which has been unanimously rejected by the KCPL Board -- would ever be completed.

"The Board of KCPL has a fiduciary obligation to its shareholders and firmly believes that a strategic merger with UtiliCorp is in the best interest of shareholders. We can only assume that ISS did not fully understand the upside potential of the UtiliCorp merger. We are deeply gratified by the overwhelming support of this planned, strategic merger from such diverse groups as shareholders, legislators, employees, and community groups. We believe the facts continue to speak for themselves: the friendly merger of equals between KCPL and UtiliCorp offers the best prospects for growth."

Kansas City Power & Light Company provides electric power to a growing and diversified service territory encompassing metropolitan Kansas City and parts of eastern Kansas and western Missouri. KCPL is a low-cost producer and leader in fuel procurement and plant technology. KLT Inc., a wholly-owned subsidiary of KCPL, pursues opportunities in non-regulated, primarily energy-related ventures.

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